

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2015

Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 System Corporation
1501 E. Woodfield Road, Suite 205, S
Schaumburg, Illinois 60173

> **Re: Quadrant 4 System Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed August 21, 2015**
> **File No. 033-42498**

Dear Mr. Desai:

We have reviewed your filing and have the following comments. Please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Business, page 3

1.   In future filings, please revise your Business disclosure throughout to clarify the nature of the services you offer. In particular, explain in greater depth the services you identify as QHIX, QBLITZ, and QEDX. Much of your current disclosure in those three sections discusses the technical needs of the respective industries but does not clearly explain what services your company offers and how your service address the needs of that industry. You should consider including case studies to illustrate your technology platforms and the core services that you provide to your customers.

2.   Revise in future filings to clarify the significance of each of your services. For example, you describe your company on page 3 as "a leading provider of cloud based Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) to the health insurance, media and education verticals." However, your later discussion focuses on PaaS and says very little about SaaS, suggesting that it is not an important part of your business at present.

Moreover, remarks by CFO Dhru Desai in the earnings call for the 3rd quarter of 2015 indicate that you are currently deemphasizing your media business in favor of healthcare and education.

3. We also note that revenues for 2014 were mostly derived from consulting, projects, and managed services, and that you expect to begin delivering material revenues from your SaaS and PaaS segments in 2015. However, it is not clear from the MD&A in your Form 10-Q for the third quarter to what extent such revenues are expected to be material. Please revise in future filings to clarify the significance of your SaaS and PaaS segments to your bottom line.

4. Tell us your basis for identifying your company as "a leading provider of cloud based Platforms-as-a-Service (PaaS) and Software-as-a-Service (SaaS) products."

Risk Factors, page 9

5. In future filings, please revise to expand your risk factors that highlight the potential impact of a failure to maintain effective internal controls to address the actual negative effect of the ineffectiveness of your internal control over financial reporting and your disclosure controls and procedures.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6. Please provide additional information about your revenue recognition accounting policy, specifically, please address the following:
   - Please tell us the nature of project revenue and the accounting methodology you utilize for revenue earned from projects.
   - We note revenue related to projects is recognized when the client "acknowledges or accepts" delivery of the deliverables. Please tell us the meaning of "acknowledges" and clarify the distinction between "acknowledges" and "accepts" in your revenue recognition policy.
   - We note you recognize hosting revenue in the beginning of the service period. Please tell us how this meets the revenue recognition criteria.
   - We note you recognize platform revenue based on the "starting and ending average of the billing period". Please tell us the meaning of this disclosure and tell us how this policy meets the revenue recognition criteria.

7. Please tell us why you have not provided disaggregated revenue for each group of similar products and services as outlined in FASB ASC 280-10-50-40.

Exhibits, page 33

8.   Please note that your exhibit index should clearly identify the location of any previously
        filed, required exhibits pursuant to Item 601(a)(2) of Regulation S-K. For example, the
        previous filing that contains your Articles of Incorporation should be identified and listed
        in the exhibit index. Revise in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Carlos Pacho,
Senior Assistant Chief Accountant, at 202-551-3835 if you have any questions regarding the
comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications